

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 17, 2010

Mr. Robert D. Marcus
Chief Financial Officer
Time Warner Cable, Inc.
60 Columbus Circle
New York, NY 10023

       RE: **Time Warner Cable, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 19, 2010
              File No. 1-33335

Dear Mr. Marcus:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director